SOLARWINDOW TECHNOLOGIES, INC.

9375 E. Shea Blvd.

Suite 107-B

Scottsdale, Arizona 85260

May 19, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Nicholas O’Leary

Re:	SolarWindow Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-290798)

Dear Mr. O’Leary:

Pursuant to Rule 461 under the Securities Act of 1933, SolarWindow Technologies, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-1  (File No. 333-290798) as amended (the “Registration Statement”) so that it may become effective at 4:00 p.m. Eastern Daylight Time on Wednesday, May 20, 2029, or as soon as practicable thereafter.

The Registrant acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority (the “Staff”), declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the above to the Registrant’s counsel, Joseph Sierchio of Sierchio Law at (212) 300-6356 or (212) 246-3030.

The Registrant requests that it be notified of such effectiveness by telephone call to Joseph Sierchio of Sierchio Law, at (212) 300-6356 or (212) 246-303. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent via email to our counsel, Joseph Sierchio at joseph@sierchiolaw.com.

Very truly yours,

SolarWindow Technologies, Inc.

By:	/s/ Justin Frere

Name:	Justin Frere
Title:	Chief Financial Officer